Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Appendix 4E – Preliminary Final Report Year Ended 31 March 2013
Key Information	Year Ended 31 March
	2013 US$M		2012 US$M		Movement
Net Sales From Ordinary Activities		1,321.3		1,237.5	Up	7%
Profit From Ordinary Activities After Tax Attributable to Shareholders		45.5		604.3	Down	92%
Net Profit Attributable to Shareholders		45.5		604.3	Down	92%
Net Tangible Assets per Ordinary Share	US$	0.04	US$	0.29	Down	86%

Dividend Information

•	A FY2012 second half dividend (FY2012 second half dividend) of US38.0 cents per security was paid to CUFS holders on 23 July 2012.

•	A FY2013 first half dividend (FY2013 first half dividend) of US5.0 cents per security was paid to CUFS holders on 25 January 2013.

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A FY2013 second half ordinary dividend (FY2013 second half dividend) of US13.0 cents per share/CUFS and a FY2013 special dividend (FY2013 special dividend) of US24.0 cents per share/CUFS are payable to CUFS holders on 26 July 2013.

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Record date is 28 June 2013 to determine entitlements to the FY2013 second half dividend and FY2013 special dividend (i.e. on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	This FY2013 second half dividend, FY2013 special dividend and future dividends will be unfranked for Australian taxation purposes.

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The FY2013 second half dividend and FY2013 special dividend will be paid free of Irish 20% withholding tax to CUFS holders with a registered address that is in a country that has a double tax treaty with Ireland, which includes Australia.

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The Australian currency equivalent amount of the FY2013 second half dividend and FY2013 special dividend to be paid to CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will also be announced on the same date.

•	No dividend reinvestment plan is in operation for this FY2013 second half dividend or FY2013 special dividend.

Movements in Controlled Entities during the year ended 31 March 2013

The following entity was de-registered during the year ended 31 March 2013:

•	James Hardie Aust Investments No 1 Pty Ltd (5 June 2012)

The following entity was added during the year ended 31 March 2013:

•	MSEJH LLC was incorporated as a Delaware company (11 March 2013)

Audit

The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 4th Quarter and Year Ended 31 March 2013

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2012 Annual Report which can be found on the company website at www.jameshardie.com.